                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                SCHEDULE 13D/A
                              (Amendment No. 3)*

                   Under the Securities Exchange Act of 1934

                  NevStar Gaming & Entertainment Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   64156G102
                                (CUSIP Number)

                            Kenneth D. Polin, Esq.
            Zevnik Horton Guibord McGovern Palmer & Fognani, L.L.P.
                         101 West Broadway, 17th Floor
                          San Diego, California 92101
                                (619) 515-9600
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                August 8, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e)(f) or (g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 64156G102

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      NAMES OF REPORTING PERSONS
 1 Ian Ross, Executor (the "Executor") of the Estate of Richard Tam, deceased (the "Estate")

      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS
      N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    160,373
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    160,373
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    160,373


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    3.88%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    IN

------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      James Shadlaus

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

 N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    295,538
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    295,538
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    295,538


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    7.15%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    IN

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                                 SCHEDULE 13D

CUSIP No. 64156G102

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      NAMES OF REPORTING PERSONS
 1    Valley Star, LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      86-0887312
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Nevada

------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7    75,200
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    75,200
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    75,200


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    1.82%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    OO

------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 64156G102

------------------------------------------------------------------------------

      NAMES OF REPORTING PERSONS
 1    Interworld Group, LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      86-0870600
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Nevada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    220,338
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9

REPORTING                 220,338

PERSON WITH  -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10   -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    220,338


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    5.33%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    OO

------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

This statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of NevStar Gaming & Entertainment Corporation whose principal executive offices are located at 313 Pilot Road, Suite B, Las Vegas, Nevada 89119.

ITEM 2.     IDENTITY AND BACKGROUND.

(a), (b) and (c) The Reporting Persons are:

(i) Ian Ross, Executor of the Estate of Richard Tam, deceased, 2140 West Charleston Boulevard, Las Vegas, Nevada 89102. Dr. Richard Tam ("Dr. Tam") was a private investor and real estate investor and developer. Dr. Tam was a director of the Issuer from October 1997 to February 1999.

Dr. Tam was the controlling Managing Member with full and complete authority over Valley Star, LLC ("Valley Star") and Interworld Group, LLC ("Interworld") prior to his death on July 5, 1999 and was, therefore, deemed to be the beneficial owner of the shares of Common Stock owned of record by Valley Star and Interworld. The Estate has no voting power or investment power with respect to such shares and is not deemed to be their beneficial owner.

(ii)James Shadlaus, 2140 West Charleston Boulevard, Las Vegas, Nevada 89102. Present principal occupation: private investor and real estate investor and developer. Mr. Shadlaus is currently the controlling Managing Member with full and complete voting power and investment power over the shares of Common Stock owned of record by Valley Star and Interworld. He is, therefore, deemed to be the beneficial owner of such shares.

(iii) Valley Star, LLC, a Nevada limited liability company, with its principal office at 2140 West Charleston Boulevard, Las Vegas, Nevada 89102. The controlling Managing Member with full and complete authority over Valley Star is James Shadlaus. Mr. Shadlaus (as sole beneficiary of the Scripps Resources Retirement Trust) owns a 11.398% interest in Valley Star.

(iv) Interworld Group, LLC, a Nevada limited liability company, with its principal office at 2140 West Charleston Boulevard, Las Vegas, Nevada 89102.
The controlling Managing Member with full and complete authority over Interworld is James Shadlaus. The Estate and Mr. Shadlaus (as sole beneficiary of the Scripps Resources Retirement Trust) own 45.245% and 9.077% interests in

Interworld, respectively.

By virtue of the fact that Dr. Richard R. Kelley ("Dr. Kelley") is a participant in the Kelley Debt (as described below), and pursuant to such indebtedness, Drs. Kelley and Tam received warrants to purchase Common Stock and received Common Stock in the payment of interest, Dr. Kelley might have been considered a member of a group pursuant to Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with Dr. Tam. Pursuant to Rule 13d-4 under the Exchange Act, in previous filings Dr. Tam had expressly declared that the filing of such statements and the information contained therein should not be construed as an admission by Dr. Tam that for purposes of Section 13(d) or 13(g) of the Exchange Act, Dr. Tam was a member of a group with Dr. Kelley or was the beneficial owner of any securities which may be owned by Dr. Kelley. The Estate has included information in this report concerning the holdings of Dr. Kelley, which are known to the Executor. Pursuant to Rule 13d-4 under the Exchange Act, the Estate expressly declares that the inclusion of information with respect to Dr. Kelley herein shall not be construed as an admission by the Estate that for purposes of Section 13(d) or 13(g) of the Exchange Act, the Estate is a member of a group with Dr. Kelley or the beneficial owner of any securities that may be owned by Dr. Kelley. The Estate is not deemed to be the beneficial owner of any securities owned by Dr. Kelley under Rule 13d-3 under the Exchange Act. The address of Dr. Kelley is c/o Outrigger Enterprises, 4800 South Lafayette Street, Englewood, Colorado 80110-7011 and reference is made to Schedule 13D and amendments thereto filed by Dr. Kelley with respect to his holdings of securities of the Issuer for further information.

As a result of the Estate's 3.88% beneficially ownership of the Issuer, this will be the final filing by the Estate unless and until such time it again becomes the beneficial owner of more than 5% of the Issuer's outstanding Common Stock.

(d)  During the last five years, none of the persons referred to in (i) through
(iv) above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the persons referred to in (i) through
(iv) above were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Shadlaus is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In May 1997, Dr. Tam purchased a total of 220,338 shares of Common Stock from PMJ Enterprises, Inc. ("PMJ") for $370,168 (the "Tam First Shares") and at the same time, Dr. Kelley purchased 60,060 shares of Common Stock from PMJ for $100,901. The source of Dr. Tam's funds was a loan from Dain Bosworth.

In July 1997, Dr. Tam transferred all of the Tam First Shares to Interworld in exchange for a 49.2% interest in Interworld.

In connection with the Kelley Debt (discussed below), in August 1997 the Issuer issued a warrant exercisable until August 13, 2002 to purchase 200,000 shares of Common Stock to Dr. Tam at a per share exercise price of $2.75 (the "August 1997 Warrant") and issued an identical warrant to Dr. Kelley. On March 26, 1999, the Company and Dr. Kelley entered into an Amendment to Warrant pursuant to which the Warrant issued to Dr. Kelley cannot be exercised unless and until Dr. Kelley has provided written notice to the Company that he is terminating the Amendment to Warrant and sixty-five calendar days have elapsed from the date upon which Dr. Kelley sends such written notice to the Company. Because Dr. Kelley does not have a right to exercise the warrant and acquire the underlying shares within 60 days as a result of the Amendment to Warrant described above, he is not deemed to be the beneficial owner of the 200,000 shares underlying such warrant pursuant to Rule 13d-3(d)(1) and, accordingly, such shares are not reported as being beneficially owned by Dr. Kelley in Amendment No. 2 to
Schedule 13D filed by Dr. Kelley.

In connection with various services provided by Dr. Tam to the Issuer, on September 24, 1997, the Issuer issued a warrant exercisable until September 23, 2002 to purchase 79,839 shares of Common Stock to Dr. Tam at a per share exercise price of $0.25 (the "September 1997 Warrant").

In connection with assistance provided by Dr. Tam to the Issuer in arranging the grant to the Issuer by Desert Mesa Land Partners Ltd. ("Desert Mesa") of an option to purchase from Desert Mesa an indirect 20% ownership interest in an approximately 25 acre parcel of unimproved real property located in the City of North Las Vegas, Nevada, on September 24, 1997, the Issuer issued a warrant exercisable until September 23, 2002 to purchase 20,000 shares of Common Stock to Dr. Tam at a per share exercise price of $2.00 (the "Desert Mesa Warrant"). Dr. Tam is an officer and 35% stockholder in Desert's Mesa's general partner.

On or about September 24, 1997, Dr. Tam purchased an additional 146,751 shares of Issuer's Common Stock from unrelated third parties for an aggregate purchase price of $274,367.50 (the "Tam Second Shares"). The source of Dr. Tam's funds was a loan from Wells Fargo Bank. Concurrently, Dr. Tam transferred 50,057 of the Tam Second Shares to Valley Star in exchange for a 39.2% interest in Valley Star.

On December 11, 1997, the Issuer granted Dr. Tam an option exercisable until December 11, 2007 to purchase 12,500 shares of Common Stock at a per share exercise price of $2.03. The option agreement relating to the grant was amended, effective December 10, 1998, to provide that the option will terminate on December 11, 1999 unless the Issuer's shareholders have approved an increase in the number of shares of Common Stock issuable under the Issuer's 1997 Stock Incentive Plan by at least the amount of shares subject to the option.

On March 31, 1998, the Issuer issued to Dr. Tam a five year warrant to purchase 37,500 shares of Common Stock for $2.00 per share (the "March 1998 Warrant") in consideration of issuing a commitment to loan additional funds to the Issuer, as described below. Dr. Kelley was also issued an identical warrant.

As of March 31, 1998, the Issuer issued 70,648 shares of Common Stock to each of Dr. Tam and Dr. Kelley as payment of interest due on the Kelley Debt (as described below).

On June 4, 1998, the Issuer issued to Dr. Tam a five year warrant to purchase 62,500 shares of Common Stock for $2.50 per share (the "June 1998 Warrant")in consideration of issuing a commitment to loan additional funds to the Issuer as described below. Dr. Kelley was also issued an identical warrant.

As of October 1, 1998, the Issuer issued 18,174 shares of Common Stock to each of Dr. Kelley and Dr. Tam as payment of interest due on the Kelley Debt (as described below).

On October 1, 1998, the Issuer issued to Dr. Tam a five year warrant to purchase 16,125 shares of Common Stock at $2.50 per share and a five year warrant to purchase 30,000 shares of Common Stock at $2.00 per share (collectively, the "October 1998 Warrants")as consideration for an additional loan commitment and an initial advance thereunder as described below. Dr. Kelley was issued identical warrants.

On March 1, 1999, the Issuer issued to Dr. Tam five year warrants to purchase an aggregate of 37,500 shares of Common Stock at $2.00 per share (the "March 1999 Warrant") as consideration for additional advances under the October 1, 1998 loan commitment as described below. Dr. Kelley was issued identical warrants.

On August 8, 1999, the Company and the Estate entered into an Amendment to Warrants pursuant to which the August 1997 Warrant, the September 1997 Warrant, the Desert Mesa Warrant, the March 1998 Warrants, the June 1998 Warrant, October 1998 Warrants and the March 1999 Warrants (collectively, the "Tam Warrants") cannot be exercised unless and until the Estate has provided written notice to the Company that it is terminating the Amendment to Warrants as to one or more of the Tam Warrants and 65 calendar days have elapsed from the date upon which the Estate sends such written notice to the Company. Because the Estate does not have a right to exercise the Tam Warrants and acquire the underlying shares within 60 days as a result of the Amendment to Warrants, the Estate is not deemed to be the beneficial owner of the shares underlying the Tam Warrants pursuant to Rule 13d-3(d)(1) and, accordingly, such shares are not reported as being beneficially owned by the Estate herein.

Effective as of September 10,1999, the Estate transferred 25,143 shares of NevStar Common Stock to Valley Star in satisfaction of Dr. Tam's obligation under the Valley Star Operating Agreement to transfer an aggregate of $263,200 worth of NevStar Common Stock (based on a valuation of $3.50 per share) to Valley Star.

THE KELLEY INDEBTEDNESS

A.   The Kelley Debt

The Issuer and Dr. Kelley entered into a Convertible Loan Agreement, dated as of August 14, 1995 (the "Loan Agreement") pursuant to which Dr. Kelley agreed to loan (the "First Kelley Loan") to the Issuer up to a maximum of $1,460,000 plus $43,800 as a commitment fee thereunder (for a total of $1,503,800) to finance certain working capital requirements of the Issuer.

On or about September 15, 1995, Dr. Kelley and Dr. Tam, each as to an undivided 50% tenant in common interest purchased notes issued by the Issuer from unrelated third parties (the "Notes") for the amount of principal and interest due thereon in the amount of $2,412,631.

Pursuant to an Amended and Restated Convertible Loan Agreement, dated April 18, 1996 between the Issuer and Dr. Kelley (the "New Kelley Loan Agreement"), the Issuer, Dr. Kelley and, pursuant to the Participation and Intercreditor Agreement (as discussed below), Dr. Tam agreed (i) to increase the credit available under the First Kelley Loan Agreement, and (ii) to consolidate the obligations under the Notes and the First Kelley Loan into one loan (the "New Kelley Loan") evidenced by a convertible promissory note (the "New Kelley Note"). Under the New Kelley Loan Agreement, the terms of which superseded in its entirety the First Kelley Loan Agreement, the New Kelley Note was in the principal amount of $5,750,800.

Pursuant to the Participation and Intercreditor Agreement dated April 18, 1996, between Dr. Kelley and Dr. Tam ("Participation and Intercreditor Agreement"), Dr. Tam agreed to become a participant under the New Kelley Loan Agreement. Under the Participation and Intercreditor Agreement, Dr. Kelley and Dr. Tam agreed to each loan 50% of all loan proceeds, on the terms set forth in the New Kelley Loan Agreement and receive 50% of the repayments and benefits thereof, including any warrants issued in connection therewith or shares received upon conversion of the New Kelley Note. Subsequent to April 1996, Dr. Kelley and Dr. Tam advanced in equal amounts an additional $500,000 to the Issuer as additional loans secured by deeds of trust. In August 1997, the New Kelley Loan and the subsequent advances as of that date (collectively, the "Kelley Debt") were restructured. The Kelley Debt was extended and was payable over an approximate two-year period ending August 15, 1999 and the convertibility of the New Kelley Note was eliminated. The New Kelley Loan is secured by a first deed of trust and the Issuer's assets and the later advances by several subordinate deeds of trust on the Issuer's property in Mesquite, Nevada. All of the Kelley deeds of trust have been subordinated to the construction deed of trust in favor of First Credit Bank. The extended Kelley Debt accrued interest at the greater of the prime rate of interest plus three percent or 11%, and was payable on a monthly basis, interest only, until August 15, 1999, at which time all principal and accrued interest was due and payable. The Kelley Debt has not been paid, is in default, and is accruing interest at a default rate. The Issuer had the option (which it has exercised) to make interest payments on the Kelley Debt (in equal amounts to Drs. Kelley and Tam) in the form of shares of Common Stock (to be valued at the average closing price of the Common Stock on the NASDAQ SmallCap Market for the five (5) business days preceding the interest payment date) or cash subject to the following restrictions: (a) only up to a cumulative $525,000 in interest could be paid through the issuance of shares of Common Stock; and
(b) the Issuer was required to pay interest in cash and not in Common Stock to the extent the Issuer determines that it has sufficient positive cash flow from operations in excess of its working capital needs. Interest from September 24, 1997 through March 15, 1998 in the amount of $405,750.46 was paid in the form of 70,648 shares of Common Stock issued to each of Drs. Tam and Kelley on March 31, 1998. Interest from March 16, 1998 to May 15, 1998, in the amount of $119,249.54 was paid in the form of 18,174 shares of Common Stock issued to each of Drs. Kelley and Tam as of October 1, 1998.

The Kelley Debt, which is owed equally to Dr. Kelley and the Estate, can be summarized as follows: (i) $5,750,800 in principal amount secured by a deed of trust on the Issuer's real property and its other assets; (ii) $300,000 in principal amount secured by a deed of trust on the Issuer's real property; (iii) $250,000 in principal amount secured by a deed of trust on the Issuer's real property; (iv) $25,000 in principal amount secured by a deed of trust on the Issuer's real property; and (v) costs, legal fees and accrued interest due under such loans. All accrued and unpaid interest on the Kelley Debt as of the closing of Issuer's September 1997 initial public offering in the amount of $959,812 was added to principal and accrued interest at the stated rate.

B.   The New Loan

On March 31, 1998, Drs. Kelley and Tam executed a financing commitment to lend to the Issuer up to $1,000,000 on the terms set forth therein. The loan was to bear interest at the greater of Bank of Hawaii prime rate of interest plus 3% per annum or 12% per annum with a $10,000 commitment fee. The loan was to be secured by a deed of trust encumbering the Issuer's property in Mesquite, Nevada and governed by the terms of the New Kelley Loan Agreement. Advances could have been obtained for current working capital purposes upon 20 days advance notice no sooner than June 1, 1998 and no later than March 26, 1999. A condition to any advance was that the Issuer shall possess all gaming licenses required to fully operate the Mesquite Star Hotel and Casino. The loan would be due and payable one year from the initial draw date. As consideration for the loan commitment, Drs. Kelley and Tam were issued warrants in the amount of 37,500 shares each to purchase shares of Common Stock at an exercise price of $2.00 per share. In addition, for each $100,000 principal amount advanced under the loan, Drs. Kelley and Tam are to receive an additional 7,500 warrants each to purchase shares of Common Stock at a purchase price of $2.00 per share. All warrants are immediately exercisable for a term of five years and include a cashless exercise feature. The warrants are subject to certain registration rights.

On June 2, 1998, Drs. Kelley and Tam executed a second financing commitment to lend the Issuer up to $1,000,000. As consideration, the Issuer granted warrants to purchase 62,500 shares of Common Stock at an exercise price of $2.50 per share to each of Drs. Kelley and Tam. The loan was to bear interest at the greater of either the Bank of Hawaii prime rate of interest plus 3% per annum, or 12% per annum. The loan was to be secured by a deed of trust encumbering the Mesquite Hotel and Casino. The agreement calls for a reduction of the commitment by the net sum received by the Issuer from the sale of shares of Common Stock pursuant to its June 1998 private placement which was approximately $600,000.

On September 30, 1998 a letter of commitment ("New Loan") was entered into with Drs. Kelley and Tam replacing the March 31, 1998 and June 12, 1998 commitments, which were never drawn upon. The New Loan is for up to $1,000,000 with interest at 12% and deferred payment of accrued interest of $215,000 on the Kelley Debt until the New Loan was due in August, 1999. The deferred interest accrued interest at 12% per annum. The New Loan has not been paid, is in default and is accruing default interest. As consideration for the commitment and the initial advance on October 1, 1998, the Issuer granted 16,125 warrants to purchase Common Stock at a purchase price of $2.50 per share and 30,000 warrants to purchase Common Stock at a purchase price of $2.00 per share to each of Drs. Kelley and Tam. For each additional $100,000 advance, the lenders will be entitled to receive 15,000 warrants to purchase Common Stock at $2.00 per share. An initial advance of $400,000 was made on October 1, 1998 and was net of a commitment fee of $10,000 and legal fees of $7,500. In consideration for advances of $300,000 and $200,000 made on December 3, 1998 and January 15, 1999, respectively, on March 1, 1999, the Issuer granted warrants to purchase 22,500 and 15,000 shares of Common Stock, respectively, at a purchase price of $2.00 per share, to each of Drs. Kelley and Tam.

ITEM 4.     PURPOSE OF TRANSACTION.

Dr. Tam purchased all the shares of Common Stock solely for investment purposes.

The Estate currently has no present plans or proposals with respect to the matters set forth in subsections (a) through (j) of Item 4, provided that, the Estate may from time to time seek to acquire or dispose of shares of Common Stock in market transactions or transactions negotiated with other persons, at prices and/or other terms acceptable to the Executor.

Mr. Shadlaus currently has no present plans or proposals with respect to the matters set forth in subsections (a) through (j) of Item 4, provided that, he may from time to time seek to acquire or dispose of shares of Common Stock in market transactions or transactions negotiated with other persons on behalf of Valley Star and/or Interworld and/or on his own behalf, at prices and/or other terms acceptable to him.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

(a) and (b) Based on the number of shares of Common Stock outstanding on July 31, 1999 as advised by the Issuer's Transfer Agent, which was 4,133,687 the following are the interests of the Reporting Persons in securities of the
Issuer:

(1) The Estate beneficially owns 160,373 shares of Common Stock, equal to 3.88%,

representing shares of Common Stock owned directly. The Executor has the sole power to vote or direct the vote and to dispose or to direct the disposition of all the shares beneficially owned by the Estate. As of the date hereof, the Estate is not subject to the reporting requirements of Section 13(d) of the Exchange Act and will make no further filings thereunder unless and until such time as the Estate becomes the beneficial owner of more than 5% of the Issuer's outstanding Common Stock.

Although the Kelley Debt and the interests of Dr. Kelley in the Common Stock of the Issuer are discussed herein for completeness, pursuant to Rule 13d-4, the Estate expressly declares that the inclusion of such information in this statement shall not be construed as an admission that it is, for the purposes of
Section 13(d) or 13(g) of the Act, a member of a group with Dr. Kelley or his affiliates or the beneficial owner of any securities held by them.

(2)James Shadlaus is deemed to beneficially own 295,538 shares of Common Stock,

equal to 7.15% (the "Shadlaus Beneficially - Owned Shares"), including 75,200 shares of Common Stock owned of record by Valley Star and 220,338 shares of Common Stock owned of record by Interworld.

(3) Valley Star beneficially owns the Shadlaus Beneficially-Owned Shares. Valley Star has the sole power to vote or direct the vote and to dispose or to direct the disposition, of 75,200 of these shares.

(4) Interworld beneficially owns the Shadlaus Beneficially-Owned Shares. Interworld has the sole power to vote or direct the vote and to dispose or to direct the disposition, of 220,338 of these shares.

(c) See Item 3 for a description of transactions in the Common Stock effected during the past 60 days by the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Convertible Loan Agreement, dated as of August 14, 1995, between the Issuer and Richard R. Kelley (filed as Exhibit 10.51 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(b) Amended and Restated Convertible Loan Agreement, dated April 18, 1996, between the Issuer and Dr. Kelley and all amendments thereto (filed as Exhibit
10.78 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(c)  Participation and Intercreditor Agreement dated April 18, 1996 between

Drs. Kelley and Tam (filed as Exhibit 10.53 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(d) Financing commitment issued by Drs. Kelley and Tam to the Issuer on March 31, 1998 (filed as Exhibit (d) to Schedule 13D filed by Richard Tam, Valley Star, LLC and Interworld Group, LLC on April 10, 1998 and incorporated herein by reference).

(e) Loan Agreement dated September 30, 1998 between the Issuer and Drs. Kelley and Tam (filed as Exhibit 10.32 to the Issuer's Report on Form 10-KSB for the transition period ended June 30, 1998, filed October 14, 1998 and incorporated herein by reference.)

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                  ESTATE OF RICHARD TAM, DECEASED


November 12, 1999                 By:________________________________________
                                     Ian Ross, Executor



November 12, 1999                    _________________________________________
                                     James Shadlaus



                                  Valley Star, LLC, a Nevada limited
                                     liability company


November 12, 1999                 By:________________________________________
                                     James Shadlaus, Managing Member


                                  Interworld Group, LLC, a Nevada
                                  limited liability company


November 12, 1999                 By:________________________________________
                                     James Shadlaus, Managing Member

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                             ESTATE OF RICHARD TAM, DECEASED


November 12, 1999            By:   /s/ Ian Ross
                                ---------------------------------------
                                   Ian Ross, Executor



November 12, 1999                  /s/ James Shadlaus
                                ------------------------------------------
                                   James Shadlaus



                             Valley Star, LLC, a Nevada limited
                                liability company


November 12, 1999            By:   /s/ James Shadlaus
                                ---------------------------------------
                                   James Shadlaus, Managing Member


                             Interworld Group, LLC, a Nevada
                              limited liability company


November 12, 1999            By:   /s/ James Shadlaus
                                ---------------------------------------
                                   James Shadlaus, Managing Member